13D

CUSIP No. 76090H103	Page 1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Restaurant Brands International Limited Partnership

(Name of Issuer)

Class B exchangeable limited partnership units

(Title of Class of Securities)

76090H103

(CUSIP Number)

Jill Granat

General Counsel and Corporate Secretary

c/o Restaurant Brands International Limited Partnership

874 Sinclair Road

Oakville, Ontario L6K 2Y1

(905) 845-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Bradley Brown, Esq. 3G Capital, Inc. 600 Third Avenue 37th Floor New York, New York 10016 (212) 893-6727	William B. Sorabella, Esq. Joshua N. Korff, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

September 24, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 76090H103	Page 2

1	Name of reporting person 3G Restaurant Brands Holdings LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 243,858,915†*
	9	Sole dispositive power 0
	10	Shared dispositive power 243,858,915†*
11	Aggregate amount beneficially owned by each person 243,858,915†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 92.01%
14	Type of reporting person PN

†	See Item 4 and Item 5 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No. 76090H103	Page 3

1	Name of reporting person 3G Restaurant Brands Holdings General Partner Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 243,858,915†*
	9	Sole dispositive power 0
	10	Shared dispositive power 243,858,915†*
11	Aggregate amount beneficially owned by each person 243,858,915†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 92.01%
14	Type of reporting person CO

†	See Item 4 and Item 5 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No. 76090H103	Page 4

1	Name of reporting person 3G Capital Partners LP 98-1137605
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0†*
	9	Sole dispositive power 0
	10	Shared dispositive power 0†*
11	Aggregate amount beneficially owned by each person 0†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No. 76090H103	Page 5

1	Name of reporting person 3G Capital Partners Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0†*
	9	Sole dispositive power 0
	10	Shared dispositive power 0*
11	Aggregate amount beneficially owned by each person 0†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No. 76090H103	Page 6

1	Name of reporting person 3G Capital Partners II LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0†*
	9	Sole dispositive power 0
	10	Shared dispositive power 0†*
11	Aggregate amount beneficially owned by each person 0†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person PN

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No. 76090H103	Page 7

1	Name of reporting person 3G Special Situations Partners, Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0†*
	9	Sole dispositive power 0
	10	Shared dispositive power 0†*
11	Aggregate amount beneficially owned by each person 0†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row 11 0%
14	Type of reporting person CO

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No. 76090H103	Page 8

1	Name of reporting person 3G Special Situations Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0†*
	9	Sole dispositive power 0
	10	Shared dispositive power 0†*
11	Aggregate amount beneficially owned by each person 0†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

†	See Item 4 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Explanatory Note:

This Amendment No. 1 to Schedule 13D amends and restates, where indicated, the Statement on Schedule 13D, filed on December 12, 2014 (the “Schedule 13D), relating to the Exchangeable Units of Restaurant Brands International Limited Partnership (the “Issuer”) by: (i) 3G Capital Partners Ltd., a Cayman Islands exempted company (“3G Capital Partners”); (ii) 3G Capital Partners II L.P., a Cayman Islands limited partnership (“3G Capital Partners II”); (iii) 3G Special Situations Partners, Ltd., a Cayman Islands exempted company (“3G Special Situations GP”); (iv) 3G Special Situations Fund II, L.P., a Cayman Islands limited partnership (“3G Special Situations Fund II”) and (v) 3G Capital Partners LP (“3G Capital Partners LP”). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

On September 24, 2015, 3G Special Situations Fund II completed an internal restructuring of its holdings (the “Internal Restructuring”). In connection with the Internal Restructuring, 3G Special Situations Fund II formed 3G RBH and transferred to it all of its interests in the Issuer. 3G RBH was formed for the purpose of continuing to hold 3G Special Situations Fund II’s interests in the Issuer for the benefit of 3G Special Situations Fund II’s former limited partners and general partner.

As a result of the Internal Restructuring, this Amendment is being filed primarily to remove 3G Capital Partners, 3G Capital Partners II, 3G Special Situations GP, 3G Special Situations Fund II and 3G Capital Partners LP as reporting persons since they are no longer deemed to beneficially own over 5% of the Exchange Units outstanding as a result of an internal restructuring described below and, and to add 3G Restaurant Brands Holdings General Partner Ltd. (“3G RBH GP”) and 3G Restaurant Brands Holdings LP (“3G RBH”) as reporting persons, as they may be deemed to beneficially own over 5% of the Exchangeable Units outstanding as a result of an internal restructuring described below.

Item 2. Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons (the “Reporting Persons”): (i) 3G Restaurant Brands Holdings General Partner Ltd. (“3G RBH GP”); and (ii) 3G Restaurant Brands Holdings LP (“3G RBH”).

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5 (b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

Item 2(c) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

(c) 3G RBH GP serves as the general partner of 3G RBH.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following language:

Item 4 and Item 5 are incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and replaced in its entirety with the following language:

3G Special Situations Fund II acquired the Exchangeable Units as part of the Transactions. Item 3 is incorporated by reference into this Item 4.

On September 24, 2015, 3G Special Situations Fund II completed the Internal Restructuring. In connection with the Internal Restructuring, 3G Special Situations Fund II formed 3G RBH and transferred to it all of its interests in the Issuer. 3G RBH was formed for the purpose of continuing to hold 3G Special Situations Fund II’s interests in the Issuer for the benefit of 3G Special Situations Fund II’s former limited partners and general partner. In consideration for the transfer, 3G Special Situations Fund II received limited partnership interests in 3G RBH. The transferred 243,858,915 Exchangeable Units are the sole assets of 3G RBH.

Except as set forth in this Schedule 13D and in connection with the Transactions and the Internal Restructuring described below, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a) and (b)

As a result of the consummation of the Transactions and the subsequent Internal Restructuring, 3G RBH beneficially owns and may be deemed to have shared voting and dispositive power with respect to, and each Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to 243,858,915 Exchangeable Units, which represents 92.01% of the outstanding Exchangeable Units based on 265,041,783 total Exchangeable Units outstanding as of July 20, 2015, according to information provided by the Issuer on its Form 10-Q filed on July 31, 2015. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Exchangeable Units acquired in the Transaction and subsequent Internal Restructuring, 3G RBH, that it is the beneficial owner of any of the Exchangeable Units referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Exchangeable Units.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

Item 7. Material to be Filed as Exhibits

Exhibit 1 of the Schedule 13D is hereby amended and replaced in its entirety with the following Exhibit:

Exhibit 1. Joint Filing Agreement, by and among the Reporting Persons dated as of September 24, 2015.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 25, 2015

3G RESTAURANT BRANDS HOLDINGS GENERAL PARTNER LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G RESTAURANT BRANDS HOLDINGS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS II LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS PARTNERS, LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS FUND II, L.P.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

Exhibit 1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: September 24, 2015

3G RESTAURANT BRANDS HOLDINGS GENERAL PARTNER LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G RESTAURANT BRANDS HOLDINGS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G CAPITAL PARTNERS II LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS PARTNERS, LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G SPECIAL SITUATIONS FUND II, L.P.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director